June 16, 2017

VIA EDGAR

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, Rational Select Asset Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On February 22, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational Select Asset Fund. On April 11, 2017, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please confirm supplementally that shares of the Fund will not be sold using the Registration Statement until after the reorganization and that the ticker symbols will be included on EDGAR.

Response. The Registrant so confirms.

Prospectus:

Summary

Comment 2. Footnote 3 should not append to Other Expenses. Footnote 4 should append to net expenses rather than footnote 3. In footnote 4, please revise the disclosure to state that recapture is available within 3 years, not 3 fiscal years of waiver. Note that the expense limitation agreement date will need to be extended to be one year from the date of the prospectus. Please also reconcile the language in footnote 4 with the description of recapture in the management section.

Response. The Registrant has made the changes requested.

Comment 3. In footnote 1, consider revising to say “will” be assessed rather than “may” be assessed as there do not appear to be any exceptions to imposing the CDSC.

Response. The Registrant has not revised the disclosure because the CDSC is only assessed if there is no waiver available. Please see our response to comment 16 below for more information.

Comment 4. In the expense example, please disclose that the examples only reflect reimbursement through the expiration of the expense limitation agreement.

Response. The fund accountants have confirmed to the Registrant that the examples only reflect reimbursement through the expiration of the expense limitation agreement, but the Registrant has not added the disclosure requested as Form N-1A does not require this disclosure, and the General Instructions to Form N-1A state that additional information beyond what is required may not be added Items 2 through 8, so the Registrant has not added the disclosure requested.

Comment 5. In “Portfolio Turnover”, please clarify the fiscal period covered given the change in fiscal year end of the Fund.

Response. The Registrant has clarified the fiscal period shown.

Comment 6. Please clarify whether the New Fund has any criterion regarding duration with respect to its fixed income investments. Please also include an explanation of volatility.

Response. The sub-advisor has confirmed to the Registrant that there is no particular duration related criteria employed with respect to the Fund’s fixed income investments. The Registrant has revised the disclosure for the New Fund to reflect this. The Registrant has also added the following to the third paragraph of the New Fund’s strategy:

Volatility is a measure of fluctuations in a fund’s performance up or down.

Comment 7. Please confirm whether Fund shares will be sold through banks. If so, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response. The adviser has confirmed to the Registrant that Fund shares will not be sold through banks.

Comment 8. In “Principal Risks”, please add a risk for managed volatility that includes the following (1) it may not protect against market declines; (2) it may limit the fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high; (3) it may increase portfolio transaction costs, which could result in losses or reduced gains; and (4) it may not be successful as it is subject to the adviser’s ability to correctly analyze and implement, in a timely manner, volatility management techniques.

Response. The Registrant has added the following risk:

Managed Volatility Risk. Techniques used by the adviser to manage the volatility of the Fund’s investments carry the risks that such techniques may not protect against market declines. The techniques may also limit the fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high. Further, such techniques may increase portfolio transaction costs, which could result in losses or reduced gains. They also may not be successful as the techniques are subject to the adviser’s ability to correctly analyze and implement, in a timely manner, the volatility management techniques.

Comment 9. Please revise the credit risk to apply to all fixed income securities and address the risk of default by the issuer.

Response. The Registrant has revised the disclosure as follows:

Credit Risk: There is a risk that ~~convertible debt~~ issuers will not make payments on fixed income securities held by the Fund, resulting in losses to the Fund. In addition, the credit quality of fixed income securities held by the Fund may be lowered if an issuer's financial condition changes. The issuer of a fixed income security may also default on its obligations.

Comment 10. In derivatives risk and ETN risk, other risks are listed. Please expand on each of these.

Response. The Registrant has revised the disclosure as follows:

Derivatives Risk: ~~Certain Underlying Funds in which the Fund invests may invest in derivative instruments.~~ The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. ~~including leverage risk and counterparty default risk~~

Exchange Traded Notes: Similar to ETFs, owning an ETN generally reflects the risks of owning the assets that comprise the underlying market benchmark or strategy that the ETN is designed to reflect. ETNs also are subject to issuer risk (the risk that an issuer of an ETN in which the Fund invests may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations) and fixed-income risk (described below).

Comment 11. In “Performance”, the second reference to the reorganization should be past tense.

Response. The Registrant has revised the second reference to be “were exchanged” instead of “are to be exchanged”.

Comment 12. In the “Portfolio Managers”, consider revising the disclosure to reference the Predecessor Fund commencing operations in 2013.

Response. The Registrant has not revised the disclosure because, once the reorganization occurs, the Predecessor Fund will be the Fund.

Additional Information About Principal Investment Strategies And Related Risks

Comment 13. Please add Fixed Income Risk to the item 9 risk factors.

Response. The Registrant has added the risk.

How to Buy Shares

Comment 14. In “Sales Charges”, see comment 3 above regarding the footnote to the sales charge table.

Response. See our response to comment 3 above.

Comment 15. In “Letter of Intent” and “Rights of Accumulation,” please explain the reference to AlphaCentric and the define the AlphaCentric Family of Funds.

Response. The Registrant has revised the references to be Rational Funds and defined Rational Family of Funds as those funds with the same adviser as the Fund.

Comment 16. In “Class A Sales Charge Waivers”, for items 1,4, and 8, and “Waiver of Deferred Sales Charge – Class C Shares” please specifically identify the name of each intermediary that is subject to the sales charge waiver.

Response. The Fund will be relying on template relief to include an appendix with intermediary specific waivers. The reference to the appendix and the appendix are included in the revised prospectus.

Comment 17. In “ Investments of $1 Million or More” and “Class C Shares”, please disclose the load as a percentage of the price and amount invested.

Response. The fund’s administrator has confirmed to the Registrant the information requested cannot be provided because the 1% CDSC is determined based on the price per share at the time of redemption. Because the price changes daily, the administrator cannot determine what the percent of the amount invested will be.

Comment 18. In “Class C Shares”, it notes that the deferred sales charge is based upon the lesser of: (1) the NAV of the shares redeemed or (2) the cost of such shares, but the fee table indicates that it is the original purchase price of the shares. Please reconcile the two.

Response. The Registrant has revised the disclose for consistency with the fee table.

Comment 19. In “Waiver of Deferred Sales Charge – Class C Shares” change the reference to “may” to “will”.

Response. The Registrant has revised “may” to “will”.

Comment 20. In “Class C Shares”, please describe the holding period for the deferred sales charge on Class C shares similar to what is described for Class A.

Response. The Registrant has added the following disclosure:

The holding period for the deferred sales charge begins on the day you buy your shares. Your shares will age one month on that same date the next month and each following month. For example, if you buy shares on the 15th of the month, they will age one month on the 15th day of the next month and each following month. To keep your deferred sales charges as low as possible, each time you place a request to sell shares, we will first sell any shares in your account that are not subject to a deferred sales charge. If there are not enough of these shares available, we will sell shares that have the lowest deferred sales charge.

Comment 21. Please confirm supplementally that all information on Class A and Class C sales charges and any waivers are disclosed in the prospectus and that all intermediaries are identified in the prospectus.

Response. The Registrant so confirms.

Comment 22. In “Distribution Arrangements”, please revise the disclosure to note that the Fund does have a 12b-1 Plan for Institutional Shares, but it is not currently being implemented.

Response. The Registrant has added the disclosure requested.

How to Redeem Shares

Comment 23. Please add disclosure that all shares will be redeemed at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before 4:00 p.m. (EST) will be processed on that same day.  Requests received after 4:00 p.m. EST will be processed on the next business day.

Response. The Registrant has added the disclosure requested.

SAI:

Comment 24. In “Fundamental Investment Limitations”, add that each Fund “will not” do each of the types of activities listed. With respect to limitation #1, please revise for clarity. With respect to limitation #5, please revise it to say “more than 25%” rather than “25% or more”.

Response. The Registrant has made the revisions requested.

Comment 25. Please confirm that the ownership information of the Board will be provided as of a date within 30 days of the filing. Please also provide dates for Stephen Lachenauer’s employment as an attorney.

Response. The Registrant so confirms and has added the dates requested.

Comment 26. In the paragraph after the Trustee ownership table, please provide an as of date for the statement provided.

Response. The Registrant has added that it is as of December 31, 2016.

Comment 27. In “Independent Registered Public Accounting Firm”, please change the references to “Funds” to “Fund”.

Response. The Registrant has made the revisions requested.

Comment 28. Throughout the SAI, in some places it refers to payments made or other information about the Predecessor Fund, but in other places it only references the Fund. Please revise for consistency.

Response. The Registrant has removed all references to the Predecessor Fund from the SAI other than in the introduction, and, instead, refers to it as the Fund as it will all be the Fund’s information after the reorganization.

Comment 29. In “Waivers Of Up-Front Sales Charge On Class A Shares”, revise the last sentence to remove “or through your financial advisor”.

Response. The Registrant has made the revision requested.

Comment 30. Appendix A is not referenced anywhere in the SAI.

Response. The Registrant has added reference.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins